March 5, 2008

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE: Rule 17g-1 Fidelity Bond Filing
Sit Mutual Funds, (the "Funds")
File Nos. 811-03343, 811-03342, 811-04995, 811-04032, 811-06373, 811-04033

Ladies and Gentlemen:

On behalf of the Sit Mutual Funds referenced above, enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1. A copy of the current fidelity bond (the "Bond") issued by St. Paul Fire & Marine Insurance Company for Sit Investment Associates, Inc. et al, which covers the Sit Mutual Funds.

2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the board members thereof who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Fund.

The premiums for the Bond have been paid for the period from January 1, 2008 to January 1, 2009.

Please contact the undersigned at 612-359-2558 if you have any questions regarding this filing.

Very truly yours,

/s/ Kelly Boston
Kelly Boston
Staff Attorney

Excerpt from Minutes of the Boards of
Sit Mid Cap Growth Fund, Inc.,
Sit Large Cap Growth Fund, Inc.,
Sit U.S. Government Securities Fund, Inc.,
Sit Money Market Fund, Inc.,
Sit Mutual Funds, Inc., and
Sit Mutual Funds II, Inc. (collectively, the Sit Mutual Funds, or the "Funds")
Held on October 22, 2007

Sit Mutual Funds

Approval of Joint Fidelity Bond

JOINT FIDELITY BOND

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940, provides, among other things, that: (1) registered investment companies shall provide fidelity coverage against larceny and embezzlement covering each officer and employee of the investment company who has access to its securities or funds, (2) said coverage shall not be terminated or modified except after written notice has been given to the affected parties and to the Securities and Exchange Commission not less than sixty days prior to the effective date of termination or modification, (3) such coverage shall be in an amount deemed reasonable by a majority of the Board of Directors of the investment company who are not "interested persons" of the investment company, (4) such Directors shall give consideration to all factors including, but not limited to, the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets, and the nature of the securities in the company's portfolio, provided that the minimum coverage required by subsection (d) of Rule 17g-1 is obtained, (5) this determination by the disinterested Directors be made not less than once every twelve months and (6) copies of such resolutions, true copies of any fidelity coverage and certain other documents be filed within certain specified notification periods with the Securities and Exchange Commission. now therefore,

WHEREAS, Rule 17g-1(f) under the Investment Company Act of 1940 provides that each registered management investment company named as an insured in a joint fidelity bond shall enter into an agreement with all other named insureds providing that in the event recovery is received under the bond as a result of a loss, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single fidelity bond with the minimum coverage required by Rule 17g-1(d) under the Act, and

WHEREAS, each Fund has entered into an agreement described in the preceding paragraph, and

BE IT RESOLVED, that the Boards of Directors of the Funds, including a majority of the Directors who are not interested persons of the Funds, having given consideration to the factors listed in the previous paragraph, hereby re-approve the fidelity bond coverage included in Financial Institutions Bond, Standard Form No. 14, issued by Travelers

Casualty & Surety Company of America provided such coverage is in an amount equal to at least the minimum coverage required by Rule 17g-1(d)(1) under the Investment Company Act of 1940.

BE IT FURTHER RESOLVED, that appropriate officers of the Funds are hereby authorized and directed to execute all appropriate documents, and to give all appropriate notices of such coverage to appropriate representatives of the Securities and Exchange Commission, to the securities commission in Minnesota and to such other persons as may be interested in said coverage.

BE IT FURTHER RESOLVED, that the Boards of Directors of each Fund, including a majority of the Directors who are not interested persons of such Fund, hereby approve the portion of the premium paid or to be paid by such Fund, having taken into consideration all relevant facts including, but not limited to, the number of the other parties named insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to such Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond.

POLICY COVER SHEET

Job Name: XP3310DA	Print Date and Time: 01/22/08 21:01
File Number: 06170	
Business Center/ Original Business Unit:	FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:	463PB1239
Name of insured:	Sit Investment Associates, Inc., et al
Agency Number:	2210235
Department or Expense Center: 001	
Underwriter:	1166163 Underwriting Team:
Data Entry Person:	HAYHURST,JILL
Date and Time:	01/22/08 16:05 001

Special Instructions
Policy Commencement Date: 01/01/08
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR	EDITION	CO	STATE	TRANS DATE
* ND059	11.06	1	MN	2008-01-01*

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1

DELIVERY INVOICE
Company:St Paul Fire and Marine Insurance Company

INSURED	
Sit Investment Associates, Inc., et al	Policy Inception/Effective Date: 01/01/08
3300 IDS Center	Agency Number: 2210235
80 South 8th Street	
Minneapolis MN 55402	Transaction Type: Renewal
	Transaction number: 001
	Processing date: 01/22/2008
	Policy Number: 463PB1239

AGENT
Wells Fargo Insurance
4300 MarketPointe Dr Ste 600
Bloomington MN 55435

Policy Number	Description	Amount	Surtax/ Surcharge
463PB1239	Standard Form No. 14	$60,711	

Replaces Bond No. 463PB1040
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 8-05
Page 1 of 1
IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION
For information about how Travelers compensates independent agents and brokers, please visit
www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND059 Ed. 11-06 -1

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.
Prompt reporting:
better protects the interests of all parties;
helps Travelers to try to resolve losses or claims more quickly; and often reduces the overall cost of a loss or claim - losses or claims reported more than five
days after they happen cost on average 35% more than those reported earlier. Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.
FAX
Use this number to report a loss, claim, or potential claim by fax toll free. 1-888-460-6622
US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail.
Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102
EMAIL
Use this address to report a loss, claim, or potential claim by email.
Pro.E&O.Claim.Reporting@SPT.com
This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 1 of 13
FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987
ST. PAUL FIRE & MARINE INSURANCE COMPANY
Bond No. 463PB1239
(Herein called Underwriter)
DECLARATIONS
Item 1. Name of Insured (herein called Insured): Sit Investment Associates, Inc., et al

Principal Address:
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211

Item 2. Bond Period: from 12:01 a.m. on 01/01/2008 (MONTH,DAY,YEAR) to 12:01 a.m. on 01/01/2009 (MONTH,DAY,YEAR) standard time.
Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $15,000,000.

Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $15,000,000. and the Single Loss Deductible is $250,000.
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$15,000,000.	$250,000.
Insuring Agreement (E)-SECURITIES	$15,000,000.	$250,000.
Coverage on Partners	$Not Covered	$Not Cover
Optional Insuring Agreements and Coverages:		
Not Covered	$Not Covered	$Not Cover
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

If "Not Covered" is inserted above opposite any specified Insuring
Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto
in this bond shall be deemed to be deleted therefrom.
Item 5. The liability of the Underwriter is subject to the terms of the following riders
attached hereto:
SR5834c Ed. 10/87;
SR5955c Ed. 06/90;
SR5967e Ed. 10/87;
SR6137b Ed. 02/95;
SR6145b Ed. 06/90;
MAN1095 Ed. 03/02;
SR6275 Ed. 09/05
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating
or canceling prior bond(s) or policy(ies) No.(s) 463PB1040 such termination or cancelation to
be effective as of the time this bond becomes effective.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss
/s/Bruce Backberg, Secretary
/s/Brian MacLean, President

TSB 5062b Ed. 10-87

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made
and information furnished to the Underwriter by the Insured in applying for this bond, and subject
to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other
terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS
FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting
alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest
intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such
benefit. As used in this Insuring Agreement, financial benefit does not include any employee
benefits earned in the normal course of employment, including salaries, commissions, fees,
bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B) (1) Loss of Property resulting directly from
(a) robbery, burglary, misplacement, mysterious unexplainable disappearance
and damage thereto or destruction thereof, or
(b) theft, false pretenses, common-law or statutory larceny, committed by a person
present in an office or on the premises of the Insured, while the Property is lodged or deposited
within offices or premises located anywhere.
(2) Loss of or damage to
(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered
under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such
office, or attempt thereat, or by vandalism or malicious mischief, or
(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or
attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that
(i) the Insured is the owner of such furnishings, fixtures, supplies,
equipment, or office or is liable for such loss or damage, and
(ii) the loss is not caused by fire.
IN TRANSIT
(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft,
misplacement, mysterious unexplainable disappearance, being lost or made away with, and
damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a) a natural person acting as a messenger of the Insured (or another natural person acting as
messenger or custodian during an emergency arising from the incapacity of the original
messenger), or
(b) a Transportation Company and being transported in an armored motor vehicle, or
(c) a Transportation Company and being transported in a conveyance other than an
armored motor vehicle provided that covered Property transported in such manner is limited to the
following:
(i) records, whether recorded in writing or electronically, and
(ii) Certified Securities issued in registered form and not endorsed, or with restrictive
endorsements, and
(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive
endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the
natural person or Transportation Company and ends immediately upon delivery to the designated
recipient or its agent.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87

FORGERY OR ALTERATION
(D) Loss resulting directly from
(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt),
Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit
or Letter of Credit.
(2) transferring, paying or delivering any funds or Property or establishing any credit or giving
any value on the faith of any written instructions or advices directed to the Insured and authorizing
or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions
or advices purport to have been signed or endorsed by any customer of the Insured or by any financial
institution but which instructions or advices either bear a signature which is a Forgery or have
been altered without the knowledge and consent of such customer or financial institution.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES
(E) Loss resulting directly from the insured having, in good faith, for its own account or for the
account of others
(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith
of, any original
(a) Certificated Security,
(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon,
real property,
(c) Evidence of Debt,
(d) Instruction to a Federal Reserve Bank of the United States, or
(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent,
registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a
Forgery, or
(ii) is altered, or
(iii) is lost or stolen;
(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale,
power of attorney, Guarantee, or any items
listed in (a) through (c) above.
(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith
of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten

signature.
COUNTERFEIT CURRENCY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money
of the United States of America, Canada or of any other country in which the Insured maintains a branch
office.
GENERAL AGREEMENTS
NOMINEES
A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its
business transactions and composed exclusively of its Employees shall, for all the purposes of this
bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss
sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by
consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution,
such offices shall be automatically covered hereunder from the date of such establishment without the
requirement of notice to the Underwriter or the payment of additional premium for the remainder of the
premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire
assets or liabilities of, another institution, the
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87

Insured shall not have such coverage as is afforded under this bond for loss which (a) has occurred or will occur in offices or
premises, or
(b) has been caused or will be caused by an employee or employees of such institution, or
(c) has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets
or liabilities unless the Insured shall
(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition
of assets or liabilities prior to the proposed effective date of such action and
(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such
additional offices or premises, Employees and other exposures, and
(iii) upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL - NOTICE
C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
As used in this General Agreement, control means the power to determine the management or policy of a
controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership
of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group
of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of

control for the purpose of the required notice.
Failure to give the required notice shall result in termination of coverage for any loss involving a
transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
D. The Insured represents that the information furnished in the application for this bond is complete,
true and correct. Such application constitutes part of this bond. Any misrepresentation, omission,
concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds
for the rescission of this bond.
JOINT INSURED
E. If two or more Insureds are covered under this bond, the first named Insured shall act for all
Insureds.
Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully
release the Underwriter on account of such loss. If the first named Insured ceases to be covered under
this bond, the Insured next named shall thereafter be considered as the first named Insured.
Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all
Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by
all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such
loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND
F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days
after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss,
claim or damage, which, if established, would constitute a collectible loss under this bond.
Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole
or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by
the Underwriter. The Insured shall provide all reasonable information and assistance required by the
Underwriter for such defense. If the Underwriter elects to defend the Insured, in whole or in part, any
judgment against the Insured on those counts or causes of action which theUnderwriter defended on behalf
of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and
expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the
first paragraph of this General Agreement, or if the The hard copy of the bond issued by the Underwriter
will be referenced in the event of a loss.

Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a

settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage
under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys'
fees, costs and expenses incurred by the Insured. With respect to this General Agreement, subsections (b) and
(d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement
instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after
such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to
subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after
the expiration of 24 months from the date of such final judgment or settlement.
CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money
with an engagement to repay it.
(c) Certificated Security means a share, participation or other interest in property of or an enterprise of
the issuer or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which
it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations,
interests or obligations.
(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as
the original.
(e) Employee means
(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder
whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and
control while performing services for the Insured;
(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services
for the Insured;
(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's
supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or
duties in any of said offices or premises;
(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor
of checks or other accounting records of the Insured (not including preparation or modification of computer
software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of
such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting,
however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be

a processor.); and
(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the
Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's
debt to the Insured.
(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing
dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1) as respects general partner(s) the value of all right, title and interest of such general partner(s),
determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate
of:
(a) the "net worth" of the Insured, which for the purposes of this bond, shall be
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect
to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured,
which shall include capital accounts of partners, investment and trading accounts of the Insured, participations
of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the
inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities,
spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market
or fair value and with adjustment for profits and losses at the market of contractual commitments for such
proprietary accounts of the Insured; and
(b) the value of all other Money, securities and property belonging to such general partner(s), or in which
such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to
the Insured as set-off against loss covered by this bond; provided, however, that if such "net worth"
adjusted to give effect to loss covered by this bond and such value of all other Money, securities and
property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account
of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations
to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above
defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order
to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such
payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s)
from such payment; and
(2) as respects limited partners the value of such limited partner's(') investment in the Insured.
(h) Forgery means the signing of the name of another person or organization with

intent to deceive; it does
not mean a signature which consists in whole or in part of one's own name signed with or without authority,
in any capacity, for any purpose.
(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured
or its assignee or to a financial institution from which the Insured has purchased participation in the
debt, if the debt is not paid in accordance with its terms.
(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the
transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a
customer that the bank or other person will honor drafts or other demands for payment upon compliance
with the conditions specified in the Letter of Credit.
(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign
government as a part of its currency.
(m) Negotiable Instrument means any writing
(1) signed by the maker or drawer; and
(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise,
order, obligation or power given by the maker or drawer; and
(3) is payable on demand or at a definite time; and
(4) is payable to order or bearer.
(n) Partner means a natural person who
(1) is a general partner of the Insured, or
(2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.
(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve
Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title,
Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title,
Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue
and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded
in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items
of personal property which are not herein before enumerated.
(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated
Security containing:
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 8 of 13
(1) a description of the Issue of which the
Uncertificated Security is a part;
(2) the number of shares or units:
(a) transferred to the registered owner;
(b) pledged by the registered owner to the registered pledgee;
(c) released from pledge by the registered pledgee;
(d) registered in the name of the registered owner on the date of the statement; or
(e) subject to pledge on the date of the statement;
(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the
Uncertificated Security is or may be subject or a statement that there are none of those liens,
restrictions or adverse claims; and
(5) the date:
(a) the transfer of the shares or units to the new registered owner of the shares or units was
registered;
(b) the pledge of the registered pledgee was registered, or
(c) of the statement, if it is a periodic or annual statement.
(q) Transportation Company means any organization which provides its own or leased vehicles for
transportation or which provides freight forwarding or air express services.
(r) Uncertificated Security means a share, participation or other interest in property of or an
enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered upon books maintained
for that purpose by or on behalf of the issuer;
(2) of a type commonly dealt in on securities exchanges or markets; and
(3) either one of a class or series or by its terms divisible into a class or series of shares,
participations, interests or obligations.
(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a
customer of the Insured authorizing the Insured to debit the customer's account in the amount of
funds stated therein.
EXCLUSIONS
Section 2. This bond does not cover:
(a) loss resulting directly or indirectly from forgery or alteration, except when covered under
Insuring Agreements (A), (D), or (E);
(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss
due to military, naval or usurped power, war or
insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement
(C), and unless, when such transit was initiated, there was no knowledge of such riot, civil
commotion, military, naval or usurped power, war or insurrection on the part of any person acting
for the Insured in initiating such transit;
(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or
radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial
uses of nuclear energy;
(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of
the Insured or a member of any equivalent body by whatsoever name known unless such person is also
an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss
resulting from the act or acts of any person while acting in the capacity of a member of such Board
or equivalent body;
(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default
upon, any loan or transaction involving the
Insured as a lender or borrower, or extension of credit, including the purchase,

discounting or
other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt,
whether such loan, transaction or extension was procured in good faith or through trick, artifice,
fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);
(f) loss resulting from any violation by the Insured or by any Employee
(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions
upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment
advisers, or
(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured
that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would
have caused a loss to the Insured in a similar
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TSB 5062b Ed. 10-87
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amount in the absence of such laws, rules or regulations;
(g) loss resulting directly or indirectly from the failure of a financial or depository institution,
or its receiver or liquidator, to pay or deliver, on
demand of the Insured, funds or Property of the Insured held by it in any capacity, except when
covered under Insuring Agreements (A) or (B)(1)(a);
(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered
under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable
disappearance or destruction of or damage to Property;
(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized
or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals,
directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is
covered under Insuring Agreement (A);
(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is
alleged to have engaged in racketeering activity except when the Insured establishes that the act or
acts giving rise to such damages were committed by an Employee under circumstances which result directly
in a loss to the Insured covered by Insuring Agreement (A).
For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961
et seq., as amended;
(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge,
access, convenience, identification, cash management or other cards
(1) in obtaining credit or funds, or
(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money,
accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar

electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport
to have been issued, by the Insured or by anyone other than the Insured, except when covered under
Insuring Agreement (A);
(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money,
accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except
when covered under Insuring Agreement (A);
(m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person
acting as messenger provided that when such transit was initiated there was no knowledge by the Insured
of any such threat, or
(2) to do damage to the premises or property of the Insured,
except when covered under Insuring Agreement (A);
(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or
customer's account involving erroneous credits to such account, unless such payments or withdrawals
are physically received by such depositor or customer or representative of such depositor or customer
who is within the office of the Insured at the time of such payment or withdrawal, or except when
covered under Insuring Agreement (A);
(o) loss involving items of deposit which are not finally paid for any reason, including but not
limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring
Agreements (A), (E) or (F);
(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph
defining Property if such property is specifically insured by other insurance of any kind and in any
amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days
after the Insured takes possession of such property, except when covered under Insuring Agreements (A)
or (B)(2);
(r) loss of Property while
(1) in the mail, or
(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),
except when covered under Insuring Agreement (A);
(s) potential income, including but not limited to interest and dividends, not realized by the Insured
or by any customer of the Insured;
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TSB 5062b Ed. 10-87
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(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not
multiples thereof, arising directly from a loss covered under this bond;
(u) all fees, costs and expenses incurred by the Insured
(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to
loss covered by this bond;
(v) indirect or consequential loss of any nature;
(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve
Bank of the United States or when covered under Insuring Agreement (A);
(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by
any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property
management, investment banking broker, agent or other representative of the same general character;
(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds
the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond,
and then for the excess only;
(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or
guarantee as to the performance of any investments;
(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public
material information by the Insured or any Employee, or as a result of any Employee acting upon such
information, whether authorized or unauthorized.
DISCOVERY
Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs
when the Insured first becomes aware of facts which would cause a reasonable person to assume that a
loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts
causing or contributing to such loss occurred, even though the exact amount or details of loss may not
then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is
alleged that the Insured is liable to a third party under circumstances which, if true, would constitute
a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of
the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations.
The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of
this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and
whether or not previously reported to the Underwriter, and
(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the
Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been
exhausted, the Insured shall assume all responsibility for its defense at its own cost.
The Aggregate Limit of Liability shall not be increased or reinstated by any

recovery made and applied
in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is
settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the
Aggregate Limit of Liability.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not
exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single
Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed
the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter
under General Agreement F, resulting from
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TSB 5062b Ed. 10-87
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(a) any one act or series of related acts of burglary,
robbery or attempt thereat, in which no Employee is implicated, or
(b) any one act or series of related unintentional or negligent acts or omissions on the part of any
person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person
(whether an Employee or not) or in which such person is implicated, or
(d) any one casualty or event not specified in (a),
(b) or (c) preceding.
NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section 5.
(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured
shall give the Underwriter notice thereof.
(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss,
duly sworn to, with full particulars.
(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond
numbers if such securities were issued therewith.
(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration
of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24
months from the discovery of such loss.
(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof,
such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by
such law.
(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be
brought hereunder by any one other than the named Insured.
VALUATION
Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the
Money of the country in which the loss was sustained or in the United States of

America dollar equivalent
thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities
or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities,
determined by the market value thereof at the time of such settlement. However, if prior to such settlement
the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent
securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured
shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption
privileges through the misplacement or loss of securities, the amount of such loss shall be the value of
such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or
have no quoted market value, or if such privileges have no quoted market value, their value shall be
determined by agreement or arbitration. If the applicable coverage of this bond is subject to a Deductible
Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for
which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment
for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable
coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its
business, the Underwriter shall be liable under this bond only if such books or records are actually
reproduced and then for not more than the cost of the blank books, blank pages or other materials plus
the cost of labor for the actual transcription or copying of data which shall have been furnished by
the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other
records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more
than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The
Underwriter may, at its election, pay the actual cash value of, replace or repair such property.
Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair
or replacement shall be resolved by arbitration.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the
Employee causing the loss if such loss is covered under Insuring Agreement (A)
ASSIGNMENT -SUBROGATION - RECOVERY COOPERATION

Section 7.
(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter,
an assignment of such of the Insured's rights, title and interest and causes of action as it has against
any person or entity to the extent of the loss payment.
(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's
rights of recovery therefor against any person or entity to the extent of such payment.
(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense
of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but
for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the
Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the
Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth
in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter
shall not be deemed a recovery as used herein.
(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the
Insured shall
(1) submit to examination by the Underwriter and subscribe to the same under oath; and
(2) produce for the Underwriter's examination all pertinent records; and
(3) cooperate with the Underwriter in all matters pertaining to the loss.
(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights
and causes of action provided for herein.
The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is
recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter
to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to
expire and in which the period for discovery has not expired at the time any such loss thereunder is
discovered, the total liability of the Underwriter under this bond and under such other bonds or policies
shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to
the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any
such loss if the latter amount be the larger.
If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of
insurance issued by an Insurer other than the
Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss
sustained prior to such termination, cancelation or expiration and discovered within the period permitted
under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only
for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on

account of such loss under such other bond or policy, anything to the contrary in such other bond or
policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance
or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q)
or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed
the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in
any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and
benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as
defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage
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TSB 5062b Ed. 10-87
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applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit
of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of
any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor,
and upon the request of the Underwriter shall file with it a brief statement giving the particulars
concerning such loss.
TERMINATION OR CANCELATION
Section 12. This bond terminates as an entirety upon occurrence of any of the following: -(a) 60 days
after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this
bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of
its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or
other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured
by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f)
immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
This bond terminates as to any Employee or any partner, officer or employee of any Processor -(a) as soon
as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or
fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise,
whether or not of the type covered under Insuring
Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any
Property then in transit in the custody of such person, or (b) 15 days after the

receipt by the Insured
of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured
which is discovered after the effective date of such termination.
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
SR5834c Rev. 10-87

RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB1239 in favor of Sit Investment Associates, Inc., et al
It is agreed that:
1. The attached bond shall not be canceled, as provided in parts (a) and (b) of Section 12. or modified
by rider except after written notice shall have been given by the acting party to the affected party, and
to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the
effective date of such cancelation or modification.
2. This rider shall become effective when the bond becomes effective.
By
Attorney-in-Fact
S.E.C.
SOLE INSURED CANCELATION
CLAUSE RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FROM NO. 14, WHEN
ISSUED TO A REGISTERED MANAGEMENT INVESTMENT COMPANY COVERED AS A SOLE INSURED, TO COMPLY WITH THE
RULES OF THE SECURITIES AND EXCHANGE COMMISSION.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
SR5967e Rev. 10-87

RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB1239 in favor of Sit Investment Associates, Inc., et al
It is agreed that:
1. Those premises of Depositories listed in the following Schedule shall be
deemed to be premises of the Insured but only as respects coverage on Certificated Securities:
SCHEDULE

DEPOSITORY	LOCATION COVERED
Depository Trust Company	
Participants Trust Company	
Federal Reserve Treasury Bank Entry System	

2. Certificated Securities held by such Depository shall be deemed to be
Property as defined in the attached bond to the extent of the Insured's interest therein as effected by
the making of appropriate entries on the books and records of such Depository.
3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above.
When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the
rights and causes of action to the extent of the claim payment against the

Depository, or any other
entity or person against whom it has a cause of action, to the Underwriter.
4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed
for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment
set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will
reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by
the Underwriter.
5. This rider shall become effective as of 12:01 a.m. on 01/01/2008 standard time.
Accepted:
By
Attorney-in-Fact
CENTRAL HANDLING OF SECURITIES
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND
25 TO SCHEDULE THE PREMISES OF DEPOSITORIES.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
SR5955C Rev. 6-90

RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB1239 in favor of Sit Investment Associates, Inc., et al
It is agreed that:
1. This bond does not indemnify or hold harmless any Insured for loss sustained by a proprietorship,
partnership or corporation which is owned, controlled or operated by any such Insured and not named as
an Insured hereunder, but this paragraph shall not apply to loss sustained by a nominee organized by an
Insured hereunder other than a holding company.
2. This rider shall become effective as of 12:01 a.m. on 01/01/2008
Accepted:
By
Attorney-in-Fact
HOLDING COMPANY - AS JOINT INSURED FOR USE WITH ANY FINANCIAL INSTITUTION
BOND, WHEN INCLUDING AS A JOINT INSURED A HOLDING COMPANY, OWNING AND OPERATING A BUSINESS WHICH IS
ITSELF NOT ELIGIBLE AS A JOINT INSURED UNDER SUCH FORM.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
SR6137b Rev. 2-95

RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB1239 in favor of Sit Investment Associates, Inc., et al
It is agreed that:
1. All references to "Single Loss Deductible" are deleted from the Declaration Page.

2. Subject to the provisions of the attached bond with respect to the Single Loss Limit of Liability and
Single Loss Deductible amounts, the Single Loss Deductible shown for each of the following deductible
groups applies to each of the Insureds listed within each group.
JOINT INSURED SINGLE LOSS DEDUCTIBLE GROUPS
Group A Single Loss Deductible $250,000.

Insureds
"All insureds except those listed below in Group B & C"
Group B Single Loss Deductible $0
SIA Securities Corp;Sit U.S. Government Securities Fund,Inc.;Sit Money Market Fund,Inc.;Sit International
Growth Fund (Series A);Sit Balanced Fund(Series B);Sit Developing Markets Growth Fund(Series C);
Sit small Cap Browth Fund (Series D);Sit Science & Technology Growth Fund(Series E);Sit Mutual Funds,
Group C Single Loss Deductible $0
Sit Mutual Funds II, Inc.; Sit Tax-Free Income Fund(Series A); Sit Minnesota Tax-Free Income Fund
(Series B); Sit Bond Fund(Series C); Sit Investment Associates, Inc. Pension Plan; Sit Investment
Associates, Inc. 401(K) Profit Sharing Plan; Sit Investment Associates, Inc. Money Purchase Plan
3. In the event of a loss involving two or more Insureds with different Single Loss Deductible, the highest
Single Loss Deductible applicable to any of the Insureds involved
in the loss shall be used.
4. This rider shall become effective as of 12:01 a.m. on 01/01/2008 standard time.
By
Attorney-in-Fact
JOINT INSURED VARYING SINGLE LOSS DEDUCTIBLE RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, FORMS NOS. 14, 15, 24, 25 AND
EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28. NOTE: WHEN USED WITH FORM NO. 28, THE
SINGLE LOSS DEDUCTIBLE MUST BE AT LEAST EQUAL TO THE REQUIRED UNDERLYING AMOUNT OF COVERAGE PLUS ANY
APPLICABLE DEDUCTIBLE AMOUNT.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
SR6145b Rev. 6-90

RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB1239 in favor of Sit Investment Associates, Inc., et al
It is agreed that:
1. "Employee" as used in the attached bond shall include any natural person who is a director or
trustee of the Insured while such director or trustee is engaged in handling funds or other property
of any Employee
Welfare or Pension Benefit Plan owned, controlled or operated by the
Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.
2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss
sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in
addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or
the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor
implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or
more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to
that which would be required if such Plans were bonded separately.
3. In compliance with the foregoing, payment by the Company in accordance

with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more
than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit
Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of
coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess
shall be held for the use and benefit of any other such Plan also covered in the event that such other
Plan discovers that it has sustained loss covered thereunder.
4. If money or other property of two or more Employee Welfare or Pension
Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property
through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in
accordance with the amount for which each such Plan is required to carry bonding coverage in accordance
with the applicable provisions of said Regulations.
5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by
an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage
required to be carried by the Plan because of compliance with the provisions of the Employee Retirement
Income Security Act of 1974.
6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,
provisions, agreements or limitations of the bond, other than as stated herein.
7. This rider is effective as of 12:01 a.m. on 01/01/2008
Accepted:
By
Attorney-in-Fact
ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECUTIRY ACT OF 1974.
NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR 6275

RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB1239 in favor of Sit Investment Associates, Inc., et al
It is agreed that:
1. The following is added to Section 2. Exclusions:
Loss resulting directly or indirectly from the dishonest or fraudulent
acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion
with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at
any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under
Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the
knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion
does not apply to loss of any Property already in transit in the custody of such person at the time such
knowledge was obtained or to loss resulting directly from dishonest or fraudulent

acts occurring prior to
the time such knowledge was obtained.
2 This Rider is effective as of 12:01 a.m. on 01/01/08 .
KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25.
REVISED SEPTEMBER, 2005.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss